UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162

1012 SJ Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the below update for Coincheck, Inc. (“Coincheck”). This information will also be posted at https://coincheck.com. Coincheck Group (“CNCK” and “CNCKW”), is a public limited liability company and the holding company for Coincheck. Coincheck operates one of the largest multi-cryptocurrency marketplaces and exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services. Coincheck also leverages its ownership of Next Finance Tech Co., Ltd. to offer staking services to retail customers and corporate clients.

Coincheck Group uses its website (https://www.coincheckgroup.com/) to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it, to the SEC. The information that Coincheck Group posts on its website may be deemed material. Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website, Coincheck's website or related social media channels into this Report on Form 6-K.

Monthly Disclosure

Coincheck, Inc. is reporting the following preliminary monthly disclosure information for the fiscal year ending March 31, 2026. The preliminary numbers in the tables below are based on currently available information. These preliminary estimates have not been audited by any independent registered public accountants, are subject to update and should not be extrapolated for future periods.

	Apr. 2025	May 2025	Jun. 2025	Jul. 2025	Aug. 2025	Sep. 2025
Exchange Trading Value (Million yen)	366,050
Marketplace Trading Value (Million yen)	21,672
Customer Assets (Million yen)	886,884
Number of Verified Accounts	2,302,376

	Oct. 2025	Nov. 2025	Dec. 2025	Jan. 2026	Feb. 2026	Mar. 2026
Exchange Trading Value (Million yen)
Marketplace Trading Value (Million yen)
Customer Assets (Million yen)
Number of Verified Accounts

Notes

●	Customer Assets and Number of Verified Accounts correspond to figures as of the end of each month.
●	Customer Assets are preliminary figures prepared in accordance with Japanese generally accepted accounting principles (JGAAP) and differ from the financial figures of Coincheck Group N.V., prepared in accordance with International Financial Reporting Standards (IFRS), and may be revised in the future.
●	Historically, Coincheck, Inc.’s total revenue has been derived primarily from transactions on Coincheck’s Marketplace platform business. For additional details, please see Coincheck Group N.V.’s filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: May 6, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer

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